

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Locust Walk Securities, LLC
Boston, Massachusetts

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Locust Walk Securities, LLC (the "Company"), as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti, & Andronico, LLP
We have served as the Company's auditor since 2017
Tewksbury, Massachusetts
February 28, 2018

LOCUST WALK SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS

Cash	$ 1,650,242
Accounts receivable	866,265
Prepaid expenses	14,086
Securities owned (cost $-)	-
	$ 2,530,593

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accrued payments to members	$ 1,350,000
Accrued compensation	914,000
Total Liabilities	2,264,000
Members' equity	266,593
Total Liabilities and Members' Equity	$ 2,530,593

The accompanying notes are an integral part of these financial statements.

LOCUST WALK SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2017

1. ORGANIZATION AND NATURE OF BUSINESS

Locust Walk Securities, LLC (the "Company") was organized in the state of Delaware on December 14, 2010 as a limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides advisory services including merger and acquisition, restructuring, valuation, and capital raising services for clients.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition:

The Company typically enters into contracts with clients calling for success fees to be paid out once the merger, acquisition, sale, restructuring, or financing (the "transaction") is successfully completed. This success fee is typically based on a percentage of the total consideration of the transaction, although in certain cases it may be a flat fee. Some contracts provide that the success fee will be paid in securities. The Company recognizes success fees when the transaction is successfully completed and the fee is fixed and collectability is probable. Success fees received in securities in lieu of cash are recorded at the fair value of such securities received on the date all of the revenue criteria is met.

Cash:

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits.

Accounts Receivable:

Accounts receivable are stated at the amount management expects to collect from outstanding balances. An allowance for doubtful accounts is provided for those accounts receivable considered to be uncollectible based upon management's assessment of the collectability of accounts receivable, which considers historical writeoff experience and any specific risks identified in customer collection matters. Bad debts are written off against the allowance when identified. As of December 31, 2017, management believes no allowance for uncollectible accounts receivable is necessary.

Concentrations of Credit Risk:

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and accounts receivable. The Company maintains its cash with high-credit quality financial institutions. Accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company performs ongoing credit evaluations of its customers and generally requires no collateral to secure accounts receivable. The Company maintains an allowance for potentially uncollectible accounts receivable. Consequently, the Company believes that its exposure to losses due to credit risk on net accounts receivable is limited.

2. SIGNIFICANT ACCOUNTING POLICIES – continued

Income Taxes:

The Company with the consent of its members, has elected to be treated as a partnership for federal and state income tax purposes. Thus taxable income (or loss) is passed through to the members of the Company, and not taxed at the Company level. Thus there is no provision or liability for income taxes in these financial statements.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and those differences could be significant. Significant estimates include valuing securities held at each reporting period, and allocation with a related party under common control of certain revenue transactions and expenses.

Securities Owned:

Securities owned are stated at fair value, with unrealized gains or losses recognized in earnings.

New Accounting Pronouncement:

In May 2014, the Financial Accounting Standards Board (FASB) issued a new accounting pronouncement regarding revenue recognition effective for reporting periods beginning after December 15, 2017. Management does not expect the new standard to have a significant impact to its financial position, results of operations and related disclosures.

3. SECURITIES OWNED AND FAIR VALUE MEASUREMENTS:

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

3. SECURITIES OWNED AND FAIR VALUE MEASUREMENTS – continued

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumption about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

A qualifying asset or liability's level within the framework is based upon the lowest level of any input that is significant to the fair value measurement. The Company's qualifying assets or liabilities are recorded at fair value using Level 3 inputs.

Management is carrying warrants on restricted common stock which are classified as level 3 but have been determined by management to have no value. The Company's owned securities that are reported at fair value in the accompany statement of financial position as of December 31, 2017 is as follows:

	Level 1	Level 2	Level 3	Total
Warrants on restricted common stock	$ -	$ -	$ -	$ -

There were no transfers between level 1 and level 2 during the year.

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended December 31, 2017:

	Beginning Balance	Proceeds From the Sale of Assets	Unrealized and Realized Loss Related to Assets Held at Year End	Unrealized and Realized Loss Related to Assets no Longer Held	Ending Balance
ASSETS					
Warrants on restricted common stock	$ -	$ -	$ -	$ -	$ -
Total	$ -	$ -	$ -	$ -	$ -

3. SECURITIES OWNED AND FAIR VALUE MEASUREMENTS – continued

The warrants held as of December 31, 2017 with an exercise price of $2.00 were valued using the Black-Scholes option-pricing model. The fair value used for the underlying common stock as priced at $.41, which is restricted, was based on the quoted price of freely tradable common stock of the issuer trading in its active market less a 50% transaction discount due to the restriction. Management assumed no volatility due in the Black-Scholes option-pricing model due to the restricted nature of the underlying common stock and risk free interest rate of 2% and 0% dividend yield. If a significant higher volatility amount had been used or a different transaction discount, it would not have a significant impact on the value of the warrants.

4. NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $252,507 which was $101,574 in excess of its required net capital of $150,933. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2017 was 8.97 to 1.

5. CONCENTRATIONS

Concentrations
The Company earned 100% of its revenue from four customers during the year ended December 31, 2017. The revenue percentages are 47%, 23%, 16%, and 14%, respectively.

6. RELATED PARTIES

The Company has an Expense Sharing Agreement (the "Agreement") with Locust Walk Partners, a related party through common ownership, (the "Affiliate"), for rent and other expenses that are shared and paid by the Affiliate. The Company reimburses the Affiliate for these expenses. For the year ended December 31, 2017, the Company reimbursed the Affiliate expenses shared in the amount of $56,530.

One of the Company's managing members is also the managing member of the Affiliate.

7. MEMBERS' EQUITY

The Company has two members with 26% and 74% ownership of the Company and voting rights. Net income and losses are allocated pro-rata to the members based on ownership interest.

8. COMMITMENTS AND CONTINGENCIES

LITIGATION

The Company may be involved in legal proceedings in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. As of December 31, 2017, the Company is not involved in any legal proceedings which are not in the ordinary course of business.

COMMITMENTS

The Company is under contract to pay a third-party consultant a monthly fee of $800 for "FINOP" services. The agreement can be terminated at any time by either party upon thirty (30) days written notice.

9. SUBSEQUENT EVENTS

The Company became a wholly owned subsidiary of Locust Walk Partners LLC effective January 1, 2018. The Company's management has evaluated the effect which subsequent events may have on these financial statements. Management's evaluation was completed on February 28, 2018, the date these financial statements were issued.


SCHEDULE III

LOCUST WALK SECURITIES, LLC

EXEMPTION REPORT PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2017


Locust Walk Securities, LLC ("Company") operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3. The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

Signature:_____

Geoffrey Meyerson, Managing Member



MFA
MOODY, FAMIGLIETTI & ANDRONICO
Certified Public Accountants & Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Locust Walk Securities, LLC
Boston, Massachusetts

We have reviewed management's statements, included in the accompanying Exemption Report Under SEC Rule 17a-5, in which (1) Locust Walk Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti, & Andronico, LLP
Tewksbury, Massachusetts
February 28, 2018